EXHIBIT 99.1

Allied Gold Announces Preliminary Third Quarter 2025 Operating Results

TORONTO, Oct. 15, 2025 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC, NYSE: AAUC) (“Allied” or the “Company”) provides its preliminary operating results for the third quarter ending September 30, 2025. The Company produced over 87,000 ounces of gold in the third quarter and sold over 92,000 ounces of gold during the same period. Production and sales were in line with expectations and operating plans, which fully support strong production in the fourth quarter as previously guided. All-in Sustaining Costs (“AISC”)(1) for the quarter materially improved from the previous period. The significant planned increase in production in the fourth quarter, along with operational improvements and mine sequencing, is expected to drive further meaningful cost improvements. As of September 30, 2025, the Company’s cash balances are expected to exceed $260 million.

Operational Highlights

  Q3 Gold Production and Fourth Quarter Guidance: The Company produced over 87,000 ounces of gold in the third quarter and sold over 92,000 ounces of gold during the same period. Production and sales were in line with expectations and operating plans, which fully support strong production in the fourth quarter as previously guided. Gold production for the fourth quarter is expected to be the highest of the year, driven mainly by higher grades across all operations and the commissioning of the Phase 1 expansion at Sadiola expected in December. Annual production is expected to be above 375,000 gold ounces, on track with the Company’s 2025 guidance and consistent with Allied’s broader production outlook from its producing mines of 375,000 to 400,000 ounces of gold per annum. While formal guidance for 2026 is expected to be provided early in that year, the Company is targeting annual production from its existing operations at the high end of the outlook range with more consistent quarter-over-quarter performance. This is driven mainly by the stripping performed this year at the CDI Complex, allowing access to higher-grade areas. At Sadiola, performance is expected to be driven by oxide ore feed from new zones discovered and developed in 2025, along with processing a higher proportion of higher-grade fresh ore following the completion of the Phase 1 expansion.
  Operations:
    Sadiola: At Sadiola, production of 42,174 ounces of gold was in line with plan. Main contributors of ore feed during the quarter were Stage 5 and Sekekoto West, while early in the quarter, Korali Sud provided ore feed before being phased out. The Company has advanced the development and preparation of new moderate- to high-grade zones including Sekekoto North and Stage 5, which are expected to contribute to fourth quarter production and carry into next year. Contributions of higher-grade oxide ore next year are also expected from Sekekoto North, along with FE4 and FE2.5 at which exploration efforts led to their discoveries and development has advanced the zones towards production.
    Côte d’Ivoire (CDI) Complex: Production from the CDI Complex was 44,846 ounces of gold during the quarter. This continues quarter-over-quarter production improvements throughout the year, while operations advance stripping and mine development to secure access to higher-grade ore for the fourth quarter and 2026. Additionally, operational improvements continue to be implemented at both sites to increase production and reduce costs. Production at Agbaou increased substantially with production of 22,893 ounces of gold which exceeded second quarter production by 43% and is expected to continue into the fourth quarter and next year.
  Costs Trending Down: All-in Sustaining Costs (“AISC”)(1) for the quarter materially improved from the previous quarter, with AISC(1) expected to be approximately $2,100, or 10% lower compared to the AISC realized in the second quarter, despite higher royalties due to higher realized gold prices. Royalties in the third quarter represented approximately $50 per ounce in AISC, with a realized gold price of approximately $3,450 per ounce in the third quarter, up from $3,098 per ounce realized in the second quarter as shown below. The material planned increase in production in the fourth quarter, along with operational improvements and mine sequencing, is expected to drive further meaningful cost improvements.

Reconciliation of gold price related effects in AISC during Q3-2025

Realized Gold Price Per ounce of gold sold	Illustrative Q3 AISC Per ounce of gold sold at given gold price
Q3-2025: ~$3,450	~$2,100
Q2-2025: $3,098	~$2,050
Difference: ~$352	~$50

As previously guided, every $100 per ounce increase in the price of gold results in $15 per ounce higher royalties impact to consolidated AISC(1), which was based on the 2025 guidance assumption of $2,500 per ounce. At average realized prices observed in the third quarter, consolidated AISC(1) was impacted by over $140 per ounce due to the gold price alone.

  Increased AISC Margins: Preliminary AISC margins increased from $755 per ounce of gold sold in the second quarter to approximately $1,350 per ounce of gold sold in the third quarter, representing an increase of nearly 80% in the period.
  Improving Operations: Allied continued to advance its growth strategy in the third quarter, laying the groundwork for transformational production growth and enhanced cash flows in the fourth quarter of 2025 and carrying the positive momentum into the start of 2026. These efforts include advancing waste stripping at CDI to expose higher-grade ore for upcoming quarters, advancing the Phase 1 expansion and developing new oxide ore sources at Sadiola, along with operational and administrative improvements, all of which are expected to result in the noted improvements to costs and performance in the fourth quarter and carry on into 2026. Further, the Company is advancing a plan to internalize mining operations progressively at one or more of its mines, targeting increased efficiencies and reduced costs.
  Growth Projects: The Kurmuk project construction and the Phase 1 expansion at Sadiola are progressing well and remain on track, while exploration activities continue to target mineral inventory increases across the portfolio.

Preliminary production results for the third quarter are provided in the table below:

	Q1-2025	Q2-2025	Q3-2025
Sadiola (ounces)	45,232	49,283	42,174
Bonikro (ounces)	19,671	25,775	21,953
Agbaou (ounces)	19,137	15,959	22,893
Total Gold Production (ounces)	84,040	91,017	87,020

Asset Highlights

Sadiola

At Sadiola, production of 42,174 ounces of gold was in line with plan. Main contributors of ore feed during the quarter were Stage 5 and Sekekoto West, while early in the quarter, Korali Sud provided ore feed before being phased out. The Company has advanced the development and preparation of new moderate- to high-grade zones including Sekekoto North and Stage 5, which are expected to contribute to fourth quarter production and carry into next year. Contributions of higher-grade oxide ore next year are also expected from Sekekoto North, along with FE4 and FE2.5 at which exploration efforts led to their discoveries and development has advanced the zones towards production. Although the mining contractor has experienced certain delays with the delivery of new mining equipment during the quarter due to logistical issues, resulting in extended use of older equipment with lower mechanical availability, it has deployed rental equipment to mitigate impacts and support production targets in the fourth quarter and into 2026 as new equipment is delivered to the site before the end of the year.

The Phase 1 expansion is progressing well, focusing on advancing the mechanical erection of the mill and crushing circuit. The mobile pebble crushing plant was delivered to site late in September and is expected to be operational in October to support fourth quarter production in anticipation of the completion of the Phase 1 expansion. The new comminution circuit of Phase 1 is expected to be ready to receive ore late in the fourth quarter, which will enable Sadiola to incorporate up to 60% fresh ore into the feed. As fresh ore makes up the majority of the ore inventory at the mine, and in particular at the Sadiola Main deposit, the completion of Phase 1 not only allows Sadiola to treat a higher proportion of the abundant higher-grade fresh ore, but it also allows the mine to increase its efficiency and overall performance, as mining operations can be concentrated in fewer, bulkier areas, and use new oxide areas as production upside.

As previously discussed, the Company is advancing studies to define the next phase of expansion for the mine. The initial stage of these studies shows that adding a pre-leach thickener to the circuit can allow the plant to process over 90% of the fresh ore in the feed, significantly increasing operational flexibility and the opportunity to boost production and reduce costs. Given that a pre-leach thickener is required regardless of the future expansion scenario selected, the Company decided to start its engineering and design in the third quarter and is planning for its construction in 2026, along with other minor quick-return improvements to the processing circuit.

Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, initially installing additional state-of-the-art diesel generators and control systems, followed by the implementation of a hybrid power solution, with the deployment of more efficient medium-speed thermal units, and a photovoltaic plant with battery energy storage systems (“BESS”) sufficient to meet the power requirements of the Phase 1 expansion at reduced costs. The systems will then be scaled up to satisfy the energy needs of the next phase expansion, providing Sadiola with a flexible power solution capable of meeting its ultimate power needs, while being self-reliant, efficient and cost-effective.

Despite some reported disruptions to fuel supplies in certain parts of the country, which the Company understands are being addressed by government officials, activities at Sadiola continue normally, with no impacts on operations.

Côte d’Ivoire Complex

Production from the CDI Complex was 44,846 ounces of gold during the three months ended September 30, 2025. This continues quarter-over-quarter production improvements throughout the year, while operations advance stripping and mine development to secure access to higher-grade ore for the fourth quarter and 2026. Additionally, operational improvements continue to be implemented at both sites to increase production and reduce costs.

At Bonikro, production of 21,953 ounces was in line with plan, as higher grades were realized during the quarter due to the mine’s sequencing. Improved plant throughput and recoveries were achieved due to the completion of plant enhancements, increased crusher availability, improved fragmentation, and enhanced maintenance practices.

At Agbaou, third quarter production was 22,893 ounces, a significant increase from last quarter. Performance was bolstered by higher grades from South Sat 3, West Pit 7 and West Pit 2. Agbale and Assondji-So supplied additional ore as part of the CDI Complex operational flexibility strategy.

Kurmuk

At Kurmuk, the Company continues to track well against plan, both in terms of physical completion and spend, while achieving key milestones and progress during the third quarter of 2025.

The project is progressing well, with engineering substantially completed. The key focus during the quarter and the rest of the year is on logistics for transporting equipment and materials to the site, finishing technical concrete works around the grinding area, and advancing the mechanical erection at the processing plant site. Mining activities at Ashashire and Dish Mountain are progressing according to plan, with the objective of building at least three months’ worth of high-grade ore stockpiles to support the start of operations in mid-2026. Kurmuk will continue advancing mechanical erection throughout the fourth quarter, as well as progressing remaining earthworks, commencing electrical installation, infrastructure and ancillary facilities. The Ethiopian Electrical Power Company is advancing the power line construction, which is expected to be completed at the beginning of 2026. Pre-commissioning activities are planned to start at the beginning of the second quarter, with first gold expected for mid-2026.

Along with the advancement of engineering for the project, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average processing capacity of up to 6.4 Mt/y. This increased flexibility is being incorporated into the execution project, with subsequent modifications to the leaching circuit expected to be deployed in the future to increase fresh ore recoveries. The expanded processing capacity is expected to drive a modest increase in capital costs, consistent with consensus estimates on a capital intensity basis. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the company’s long-term strategy of maximizing value at each of our assets.

Upcoming Events

Allied will release its third quarter 2025 financial results after the market closes on Wednesday, November 5, 2025. The Company will then host a conference call and webcast to review the results on Thursday, November 6, 2025, at 9:00 a.m. EST.

Third Quarter 2025 Conference Call

Toll-free dial-in number (Canada/US):	1-800-715-9871
Toll-free dial-in number (UK):	+44-800-260-6466
Participant passcode:	8269511
Webcast:	https://alliedgold.com/investors/presentations

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment. It operates a portfolio of three producing assets and development projects located in Côte d’Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier, next-generation gold producer in Africa and, ultimately, a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada
Email: ir@alliedgold.com

END NOTES

(1)	This is a non-GAAP financial performance measure and ratio. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a “Qualified Person” as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures and ratios to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including AISC per gold ounce sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including AISC, do not have any standardized meaning prescribed under IFRS and, therefore, may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings, or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs, mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met the criteria for capitalization under IFRS.

The Company discloses AISC as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS and, therefore, may not be comparable to similar measures employed by other companies and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC is computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this press release includes, without limitation, statements with respect to:

  the Company’s expectations in connection with the production and exploration, construction, development and expansion plans at the Company’s projects discussed herein being met;
  the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa, including the anticipated joint advancement of mining opportunities in Mali;
  the Company’s expectations relating to the performance of its mineral properties;
  the timing and amount of estimated future production;
  the timing and amount of estimated future capital and operating costs;
  the costs and timing of exploration and development activities; and
  the effect of government regulations (or changes thereto)

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed in the Company’s Annual Information Form filed with the securities regulatory authorities in Canada and available at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.